FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month December, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

i) press releases dated December 3 and December 17, 2004; and

ii) Notice of Material Change as filed in accordance with the provisions of the Securities Act, Alberta.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: December 23, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

For Immediate Release

QSound Contacts

Press Contact:

Investor Relations Contact:

Christine Anderson

Paula Murray

403 291-2492

954-796-8798

christine.anderson@qsound.com

paula.murray@qsound.com

VIA PR Contact

International	Richard Brown	Europe	Michal Lisiecki
Phone:	(886)-2-2218-5452 #6201	Phone:	(49-2241) 39778-16
Fax:	(886)-2-2218-5453	Fax:	(49-2241) 39778-19
Email:	RichardBrown@via.com.tw	Email:	MichalLisiecki@via.com.tw

QSOUND LABS, INC. AND VIA TECHNOLOGIES, INC. ANNOUNCE LICENSING AGREEMENT FOR AUDIO TECHNOLOGY

Technology Partnership Leverages High Performance Line of VIA Vinyl Envy24 Audio Controllers to Deliver a Spectacular 3D Audio Experience to PC Users

Calgary, AB - December 3 2004, - QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today announced a licensing agreement with VIA Technologies, Inc., a leading innovator and developer of silicon chip technologies and PC platform solutions. VIA has incorporated QSound's leading edge audio technologies so as to further enhance VIA Vinyl Audio solutions.

Under the agreement, VIA will bring its award winning Vinyl Audio Controllers together with QSound's unique audio enhancement technologies to deliver ready-to-market solutions for VIA's audio partners. Powered by VIA Vinyl Audio Hardware, QSound offers unmatched audio technologies that transform the PC audio experience with enhancements for games, music, and movies as well as advanced feature controls that allow users to fully customize and enrich their audio experience.

"In order to best complement our advanced Audio Controller technology, we are very happy to be working with QSound as we strongly believe they offer the most comprehensive audio software features and stellar performance," commented Steve Chen, Executive Assistant to the CEO, and head of VIA Audio and Video Division, VIA Technologies, Inc.  "This technology partnership will enable VIA's Audio partners to offer PC audio solutions with unmatched quality, further defining products integrating VIA Vinyl Audio solutions as the unparalleled leader in audio for the PC."

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"We are very proud to be working with VIA. We believe that this partnership will allow consumers to truly experience the strengths of QSound's audio technologies through VIA's acclaimed Audio Hardware portfolio," commented David Gallagher, President and CEO, QSound Labs. "As consumers increasingly use their computers to experience multimedia content, features such as our patented Q3D, QXpander and QEM allow them to experience audio in ways they never thought possible."

QSound Technologies:

  Q3D: Complete DirectSound, DirectSound3D, A3D and I3DL2-compatible digital audio mix engine with advanced 3D positioning, including 2D to 3D remix for non 3D games, for headphones and 2 to 7.1 channel speaker systems

  QEM: EAX and EAX2.0-compatible acoustic environment simulation, for headphones and 2 to 7.1 channel speaker systems

  QXpander: Mono to 3D and stereo to 3D stereo sound stage synthesis and enhancement for headphones and stereo speakers

  QVerb:  reverberation optimized for music and movies, for all configurations

  QEqualizer: 8 band equalizer

About VIA Audio

VIA has developed a broad spectrum of silicon solutions for enhancing the PC audio experience, including the highly respected, studio performance VIA Vinyl Envy24 line of audio controllers. The VIA Vinyl Envy Line of Controllers introduced 24-bit standards, and 96/192kHz sampling rates to the consumer and professional markets and is used by some of the world's leading audio card makers for a variety of high end professional applications. VIA also offers a range of AC'97 audio codecs, such as VIA Vinyl Six-TRAC and Eight-TRAC that enable theatre quality sound in both audio-on-motherboard and soundcard applications.

About VIA Technologies, Inc.

VIA Technologies, Inc. (TSE 2388) is the foremost fabless supplier of market-leading core logic chipsets, low power x86 processors, advanced connectivity, multimedia, networking and storage silicon, and complete platform solutions that are driving system innovation in the PC and embedded markets. Headquartered in Taipei, Taiwan, VIA's global network links the high tech centers of the US, Europe and Asia, and its customer base includes the world's top OEMs, motherboard vendors and system integrators. www.via.com.tw

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About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the worlds' leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four, or up to 7.1 speaker systems. The company's customer and partner roster includes Broadcom, Qualcomm, Vodafone, PacketVideo, Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, use of QSound technologies in VIA's audio controllers, and release and distribution by VIA of QSound-enabled audio controllers.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continuation of QSound's relationship with VIA, acceptance of QSound technologies by OEM's and consumers, future business opportunities, continued growth of the PC multimedia market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSOUND LABS' COMPLETES $2 MILLION PRIVATE PLACEMENT

Calgary, Alberta - December 17, 2004 -  QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, and voice software solutions, today announced that it has entered into an agreement for an equity financing of $2,000,000 US through a private placement of units consisting of common shares and warrants to an institutional investor. The Company has issued 347,826 common shares and warrants to purchase up to 139,130 common shares at the exercise price of $9.12 US per share, exercisable for a five year period.   The investor has also received additional investment rights in connection with the private placement, pursuant to which the investor has the right to purchase, on the later of July 16, 2005 and 180 days after the effectiveness of the registration statement, up to 521,739 common shares and 208,696 warrants, in each case at the same prices as the common stock and warrants to be issued at the initial closing. QSound is required to register for resale the shares issued in the private placement as well as the shares issuable upon exercise of the warrants and the additional investment rights received by the investors in the private placement. QSound expects to utilize the proceeds from the private placement for working capital as it expands upon its VoIP business.  Kaufman Bros. L.P. acted as placement agent for the transaction.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. The company's customer and partner roster includes Broadcom, Qualcomm, Vodafone, PacketVideo, Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

QSound Labs, Inc.

400 - 3115 12th Street NE

Calgary,  AB  T2E 7J2

Phone:

403 291 2492

Fax:

403 250 1521

Item 2 - Date of Material Change

December16, 2004

Item 3 - News Release

A News Release was issued on December 17, 2004 and disseminated by CCN Newswire.

Item 4 - Summary of Material Change

On December 16, 2004 the Company entered into an agreement for an equity financing of $2,000,000 US through a private placement of units consisting of common shares and warrants to an institutional investor. The Company has issued 347,826 common shares and warrants to purchase up to 139,130 common shares at the exercise price of $9.12 US per share, exercisable for a five year period.   The investor has also received additional investment rights in connection with the private placement, pursuant to which the investor has the right to purchase, on the later of July 16, 2005 and one hundred and eighty days after the effectiveness of the registration statement, up to 521,739 common shares and 208,696 warrants, in each case at the same prices as the common stock and warrants to be issued at the initial closing. QSound is required to register for resale the shares issued in the private placement as well as the shares issuable upon exercise of the warrants and the additional investment rights received by the investors in the private placement. QSound expects to utilize the proceeds from the private placement for working capital as it expands upon its VoIP business.  Kaufman Bros. L.P. acted as placement agent for the transaction.

Item 5 - Full Description of Material Change

On December 16, 2004 the Company completed a private placement of its common shares, warrants to purchase common shares, and additional rights to purchase common shares and warrants, with an institutional investor (the "Purchaser").  The Company issued 347,826 common shares at a purchase price of $5.75 US per share, Series A warrants to purchase 139,130 common shares at the exercise price of $9.12 US per share exercisable during the period ending on December 16, 2009, and additional investment rights in the form of Series B warrants and Series C warrants. The Company has agreed to file a short form registration statement with the Securities and Exchange Commission no later than January 5, 2004 registering resales of the common shares issued at the closing of the transaction and the common shares issuable upon the exercise of the Series A warrants and the Series B warrants ("Registration Statement").  If the Registration Statement is not declared effective within ninety days of the filing date, the Company has agreed to pay penalties equal to one percent in the first month, and two percent in each succeeding month, of the aggregate purchase price of the common shares issued at closing of the transaction until such time as the Registration Statement is declared effective.

Pursuant to the Series B warrants the Purchaser has the right, exercisable during the period ending on the later of July 16, 2005 and one hundred and eighty days after the Registration Statement has been declared effective ("Series B Warrant Exercise Date"), to purchase 521,739 common shares at the purchase price of $5.75 US per share, and the further right, upon exercise of Series C warrants (which are issuable when the Series B warrant is exercised), to purchase 208,696 common shares at the exercise price of $9.12 US per share.  The Series C warrants are exercisable during the period ending on December 16, 2009.  The Company has the right to require the Purchaser to exercise the Series B warrants during the thirty day period immediately preceding the Series B Warrant Exercise Date provided that certain conditions are met, including that the volume weighted average price of the Company's common shares for the five trading days preceding the date of the Company's notice to the Purchaser is greater than $10.14 US per share.  Upon the exercise of the Series B warrants and no later than the twentieth day following the earlier of the exercise of all of the Series B warrants and the Series B Warrant Exercise Date, the Company has agreed to file a second registration statement with the SEC registering resales of the common shares issuable upon exercise of the Series C warrants.  The second registration statement carries the same time periods for effectiveness and penalties as apply to the Registration Statement.

The Series A warrants, Series B warrants and Series C warrants are subject to customary anti-dilution adjustments.  Until the sixtieth day after the Registration Statement has been declared effective, the Company has agreed to not conduct financings involving rights to register equity securities on or before December 17, 2005.  The Company plans to use the proceeds of the private for working capital as it expands its VoIP business.

Item 6 - Reliance on s. 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Name of the Executive Officer of the Corporation who is knowledgeable about the material change:

David Gallagher

President

(403) 291 2492

Item 9 - Date of Report

December 22, 2004

QSound Labs, Inc.

per:

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

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